Exhibit 99.1
Satyam rides on 39.44 % YoY growth in Q3 revenues to
move closer to its billion dollars revenue target
for the fiscal
•	Revenue at Rs. 1,265.29 crore; increases 9.55% sequentially

•	Net Profit at Rs. 269.73 crore, increases by 63.60 % YoY

•	35 new customers added, including 6 Fortune Global 500 companies

•	Nipuna makes significant inroads into the animation sector

•	Profit of Rs 159.80 crore from the recent sell-off of the Sify stake
Hyderabad, January 20, 2006 — Satyam Computer Services Ltd. (NYSE:SAY) today announced results for the third quarter ended December 31, 2005 (Q3).
Revenue from software services at Rs. 1,265.29 crore was up 39.44% compared to Q3 of last year and 9.55% sequentially. The revenue guidance for the current year is revised upwards and is expected to be in the range of Rs. 4,780 crore to Rs. 4,786 crore, indicating an annual growth of 35.7% to 35.9%. The revenue guidance for Q4 is expected to be in the range of Rs. 1,301 — Rs.1,307 crore.
The net profit closed at Rs. 269.73 crore, a growth of 63.60% YoY and 13.65% sequentially. EPS for the quarter is at Rs. 8.36, higher than the guidance of Rs. 7.72 —Rs. 7.76. Including the profits from the sale of the Sify stake, the company reported a net profit of Rs 429.54 crore.
EPS for the fiscal is expected to be between Rs. 30.31 and Rs. 30.36, implying an annual growth rate of 35.3% to 35.5%.
Commenting on the results Mr. B. Ramalinga Raju, Founder and Chairman, Satyam said “Customers are increasingly looking for globally diversified and integrated solutions, which are creating opportunities for us to partner with them across multiple geographies. Our European and Asia-Pacific business is benefiting from this trend, in addition to increasing penetration in their home markets.”
Satyam added 35 new customers in Q3, of which 6 are Fortune Global 500 companies. This has increased Satyam’s customer base of Fortune Global 500 and Fortune US 500 corporations to 155.

“Another key aspect of the offshoring trend has been the increasing acceptance of Indian vendors in large multi-million dollar and multi-year contracts. Such deals require significant investments, in terms of resources and domain competence. Satyam is increasingly competing in a number of such deals and is well positioned to capitalize on this trend.” said Mr. Raju.
The net employee addition for the quarter is 950, taking the total employee strength to 23,432.
Nipuna — highlights
Nipuna has opened its third facility in Chennai. Nipuna has made aggressive strides in the animation vertical in Q3, including the Euro 7mn(US $ 8 Mn) deal from German-based 4K Animation.
During the quarter, Nipuna recorded revenue of Rs. 22.06 crore, a sequential growth of 21.24% . Revenue Guidance for the year stands at US $ 18mn.
Nipuna had an employee base of 1639 at the end of Q3.
The company is handling 67 processes in engineering, healthcare, insurance, artwork management, IT helpdesk, finance and accounts, animation, customer contact and data management area.
About Satyam
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT Consulting and Services Provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 23,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 452* global companies, of which 155* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 53 countries, across six continents.

Satyam Contact
For clarifications, write to us at: Corporate_Communications@Satyam.com

India	Rajesh, rajesh@perfectrelations.com, +91 40 55316861, +91 98490 42184

US	Ivette Almeida, Ivette.almeida@annemcbride.com, +1 212 983 1702 ext 209, +1 201 232 0128

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

Asia- Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended Sept. 30, 2005, furnished to the United States Securities Exchange Commission on Oct. 27, 2005, and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.